UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Evoqua Water Technologies Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
30057T105
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	30057T105

1		NAMES OF REPORTING PERSONS British Columbia Investment Management Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Not applicable

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

A1

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,216,135

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		10,216,135

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,216,135

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

CUSIP No.:	30057T105

1		NAMES OF REPORTING PERSONS bcIMC Private Placement (2013) Investment Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Not applicable

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

A1

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,826,740

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,826,740

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,826,740

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

Item 1.
(a)	Name of issuer:

Evoqua Water Technologies Corp.

(b)	Address of issuer’s principal executive offices:

210 Sixth Avenue, Pittsburgh, PA 15222
Item 2.
(a)	Name of persons filing:

British Columbia Investment Management Corporation
bcIMC Private Placement (2013) Investment Corporation

(b)	Address of principal business office or, if none, residence:

2950 Jutland Road, Victoria, BC V8T 5K2 Canada

(c)	Citizenship:

British Columbia, Canada

(d)	Title of class of securities:

Common Stock, par value $0.01

(e)	CUSIP No.:

30057T105
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership
The information set forth on the cover pages to this filing is incorporated herein by reference. There were 113,264,709 shares of the issuer’s common stock, par value $0.01 per share, outstanding as of November 30, 2017, according to the Annual Report on Form 10-K filed by the issuer on December 4, 2017.
Item 5. Ownership of 5 Percent or Less of a Class
Not applicable
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
By:	/s/ Dave Woodward
	Name:	Dave Woodward
	Title:	Vice President, Private Equity

BCIMC PRIVATE PLACEMENT (2013) INVESTMENT CORPORATION
By:	/s/ Dave Woodward
	Name:	Dave Woodward
	Title:	Vice President

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the common stock, par value $0.01 per share (the “Common Stock”), of Evoqua Water Technologies Corp. a Delaware corporation (the “Issuer”) in respect of the Common Stock of the Issuer is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 8, 2018	British Columbia Investment Management Corporation
	By:	/s/ Dave Woodward
	Name:	Dave Woodward
	Title:	Vice President, Private Equity

Dated: February 8, 2018	bcIMC Private Placement (2013) Investment Corporation
	By:	/s/ Dave Woodward
	Name:	Dave Woodward
	Title:	Vice President, Private Equity